March 26, 2014

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20548	VIA EDGAR

Attn:  Division of Accounting, Ms. Cindy Rose

Re:      American Pension Investors Trust (the “Trust”), File Nos. 811-04262 and 002-96538, Sarbanes-Oxley Review of Financial Statements and Related items.

Dear Ms. Rose:

On behalf of the Trust, we are filing this letter to respond to comments provided to the Trust as a result of your review of the Trust’s financial statements, dated January 31, 2013, and related matters.

1.

You noted that it did not appear that the Trust’s Statement of Additional Information (“SAI”) was available on the Trust’s web site. You further noted that the SAI should be placed on the web site and have the appropriate linking capabilities, as required under applicable rules. The Trust has placed the SAI on its web site with appropriate linking.

2.

You noted that it did not appear that the MD&A letter included in the financial statements fulfilled the requirements of Form N-1A. We have reviewed the President’s Letter and believe that it does conform to all requirements. However, the Trust has taken extra care in the preparation of its upcoming financial statements to ensure that the required MD&A letter is compliant.

3.

You noted that in the Schedule of Investments for several funds, investment company securities were included with common stocks. You noted that separate categories or sub-categories should be created for investment company securities. The Trust has complied with your comments and separate categories have been created for investment company securities in the upcoming financial statements.

4.

You noted that even though Business Development Company securities (“BDC’s”) comprised approximately 17.6% of the holdings of the Income Fund and 6% of the holdings of the Core Income Fund at January 31, 2013, there was no discussion of BDC’s in the Trust’s prospectus. You noted that such disclosure should be included. We respectfully point out that BDC’s are included in the definition of closed-end funds, and the Trust’s prospectus has significant discussion relating to closed-end funds. However, the Trust understands your concerns and will include disclosure relating specifically to BDC’s in its next prospectus update.

5.

You noted that in the Schedule of Investments for the Income Fund, closed-end funds comprised 14.5% of the fund’s holdings. You asked that we confirm the accuracy of that disclosure. We have recalculated all closed-end fund holdings for the Income Fund at January 31, 2014, and we are pleased to confirm that the disclosure in the January 31, 2013 financial statements was correct. It is important to note that, for purposes of the 2013 financial statements, the calculation of closed-end funds included only traditional closed-end funds and did not include BDC’s. BDC’s were included under common stock, as classified by Bloomberg. For 2014, the Trust has divided investment company securitities into distinct categories, each of which will be disclosed separately.

6.

Lastly, you commented that, given the Trust’s history of making significant investments in acquired funds, the Trust should take care to ensure that when it updates its prospectus, acquired fund fees are accurately presented in the expense table of each applicable fund. The Trust assures you that it will take all necessary steps to ensure that such disclosures are complete and accurate.

On behalf of the Trust, we acknowledge that the comments provided herein and responded to by the Trust does not foreclose the Commission from taking any action with respect to any filing. The Trust thereby further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of disclosure in any filing. Moreover, the Trust will not assert the affirmative action by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David D. Jones, Esq.
DAVID D. JONES, ESQ.